Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.,

Commission File No.: 001-38983

Company Name: Teladoc, Inc. (TDOC)

Event: Canaccord Genuity 40th Annual Growth Conference

Date: August 13, 2020

<<Richard Close, Analyst, Canaccord Genuity>>

Good morning. This is Richard Close with Canaccord Genuity, covering Health Care Technology and Services. Thanks for joining us this morning. I’m extremely excited for our next discussion. Last week, there was a momentous development in digital health with the announced merger of Teladoc and Livongo, 2 leaders in their respective segments of digital health. And so joining me today to discuss the combination is Jason Gorevic, CEO of Teladoc; and Mala Murthy, CFO of Teladoc; along with Zane Burke, CEO of Livongo. So welcome, everyone, and thanks for joining us.

Just to dive in here. The growth of the companies has been pretty incredible and the current environment obviously has contributed to this. So we expected the momentum to continue for both companies, and I was wondering if you could just talk a little bit about the merger in terms of when maybe you started contemplating this. And why right now, given the momentum both companies were having? Jason, maybe start.

<<Jason Gorevic, Chief Executive Officer>>

Yes, I am happy to start. Thanks, Richard, and thanks for having us. Combining these two companies creates the undisputed leader in virtual care, delivering care for everything from ambulatory to primary to complex and chronic care on a global basis. And as you noted, the last 3 or 4 months has created a massive acceleration in the market. Both companies have tremendous momentum, with Teladoc putting up 85% growth and Livongo 125% growth in the quarter.

And both of us looked at the situation and saw the competitive landscape changing, one where people are now embracing virtual care like never before, clients looking for whole person care, a single solution that can take care of all of the consumers’ needs regardless of what their clinical situation is. And together, we are uniquely positioned to deliver that as the only comprehensive solution in the market, so in terms of why now, this is what our clients are asking for. This is what consumers are looking for. And together, in terms of a competitive landscape, there is no equal in the market. Zane, I don’t know if you want to add anything to that.

<<Zane Burke, Chief Executive Officer, Livongo Health>>

Yes, Jason, I thought you hit it exactly right. And from our perspective, Teladoc approached us as part of this process. I think everybody would have to get up to this in the leadership position like Teladoc, like Livongo, when you saw a 4-year – 4 or 5-year acceleration of the future occur as part of what happened here, as Jason alluded to as part of his comments. You had to really look at your own strategies and really step back and say, where are we going to head – where do we head now? Because this dramatically changes the dynamics.

And so we love our business. Obviously, as Jason mentioned, great momentum, like our team, like our position. And so weren’t necessarily looking for this coming together as part of this, but what we saw when we got further and further into this was just the number of things that were on our list to go do. Those were things that Teladoc was already the market leader in. And so when you look at some of the spaces of where we were, the kind of what I’d like to say is the seismic change in virtual health that occurred over the last 120 days, this just made more and more sense every day and every page turn, as I like to say, which is as you get a little deeper into it, it’s just like, wow, this just makes more and more sense.

And so I would say from a Livongo perspective, started with a, well, let’s listen. Let’s not say, no. Let’s listen. And to a, oh, wow, this just makes so much sense as we move forward. So just to really, from my perspective, the change in the marketplace and then the way that both of these organizations can come together to make a true difference in virtual care on a go-forward basis is just – it’s really profound.

<<Richard Close, Analyst, Canaccord Genuity>>

Okay. That’s very helpful. Just to hit on the market reaction a little bit. Obviously, both stocks were really accelerating after earnings and heading into earnings. Teladoc is down about 25% since the announcement. So I mean, there must be some pushback here, valuation may be a factor. You addressed that a little bit on the conference call last week. It might be helpful to dive in a little bit deeper on how you thought about valuation? And is this a case where maybe, yes, the valuation is rich today, but when you wake up 5 years from now, it’s a much different story. So any thoughts there would be great.

<<Jason Gorevic, Chief Executive Officer>>

Yes, Richard, I think you hit it on the head. Livongo isn’t just a chronic care company. They’re the market leader in digital health, the fastest-growing digital health company in the market and at scale. And so financially, when you look at the combination, it’s very, very strong. It’s growth accretive for us. It’s gross margin accretive for us. The revenue synergies are massive, as we talked about on the conference call. And then strategically, when you look at the combination, it creates really unmatched capabilities, and those capabilities are very complementary.

I think that it’s not yet understood in the market how complementary those capabilities are between Livongo’s very consumer-friendly product, technology forward, consumer engagement and behavior change, their underlying data science combined with Teladoc’s scalable global virtual care platform and the ability to bring that physician network to bear across all clinical specialties and conditions. That’s incredibly complementary that are going to make both companies’ assets work harder and deliver more value for our clients.

And that’s where we’re certain that we’re going to be able to extract financial value and turn that into shareholder value. So I think looking at what this is going to do to the long-term trajectory of our value, our valuation and our stock price is the right lens to look at it through, and not really get hung up on sort of day-to-day swings in the market.

<<Richard Close, Analyst, Canaccord Genuity>>

Excellent. So Zane and Jason, you both have been talking to investors over the last week. Is that the most – what you just mentioned, the most misunderstood about the deal? Or is there any main concern that people have expressed from the transaction based on your discussions?

<<Jason Gorevic, Chief Executive Officer>>

I’ll give it a first crack. We’re both talking to a lot of investors, sometimes together, sometimes separately. So I think the investor market isn’t necessarily quite as up to speed on what clients are looking for and necessarily where the virtual care puck is going, so to speak, right? I mean, the change that we’ve seen in the market has happened so rapidly. And look, it’s our job to be attuned to what’s going on in the market and the competitive landscape in terms of what our clients are looking and consumers are looking, provider adoption. We spend all day, every day thinking about that.

And it’s reasonable that there are – there’s a lag in terms of understanding where that’s going and how the competitive is changing. And so that’s not surprising. It’s part of our job is to educate the market. And both of us have been leaders in doing that. And there have been times when there has been a lag in people understanding that. But our job is to make sure we stay on – focused on the future and keep building so that we not only maintain but expand our leadership position, and this is about bringing together two leaders to create something that is more than the sum of the parts.

<<Mala Murthy, Chief Financial Officer>>

Just to add on that to what Jason said that we have been at the epicenter, if you will, of seeing how much the market has moved through the pandemic. I would say it’s moved up 3 to 4 years. And so as we went through that, we really thought a lot about what we need to do to really maintain the front-runner and the leadership position that we have. So this was when we contemplated the merger, the union with Livongo. This was after being very thoughtful about how this strategic and the competitive Chess Board is moving.

And to the earlier question you asked, Richard, this was also after really pressure testing and kicking the tires from a valuation and a diligence perspective on what this combination can really add to our clients, to our members and frankly, overall, to bring down the costs relative to the health care ecosystem. So there’s a lot of thinking that went into this decision as we lived through the key months of the pandemic.

<<Zane Burke, Chief Executive Officer, Livongo Health>>

And Richard, if I may just add one couple parts and I thought Jason and Mala hit it really well. I just – I think there’s a bit of a religion here upfront. And I think it’s important to almost acknowledge some of that, which is I think, Teladoc shareholders really like and almost evangelistic about what their story is, their leadership team, and where they’re headed and what they’ve done. And likewise, there are some Livongo shareholders that feel the same way about their team and what’s happened from that perspective. And we like what we’re doing.

Listen, I understand all of that. And so I think to Jason and to Mala’s point, it’s really about the education as we move forward because as once I think people get the opportunity to, one, see the proxy and see just the whole hard facts of the financial pieces of it without the other elements, it’s very compelling. It’s just – in fact, it’s astoundingly compelling from that perspective. And then it allows us to play for really the moonshot of a truly different model together in a much quicker way. And I think once people have an appreciation for, wow financially, this is an incredibly sound transaction and makes all the sense in the world.

And then as you get deeper into understanding the capabilities of Teladoc ranks from an international perspective brings from a cross-sell perspective, brings from a services perspective and the breadth of those and how those would be natural next steps on the journey for both of us. So we would have come their way, they would have come our way. And that accelerates us years down the road. I think people will have a really great appreciation, both in the short and – short range that’s really more importantly, the long-range part of this, which really allows us to play for a different game in a different area. So I’m super excited about that piece. And as Jason said, it’s incumbent upon us to educate and give people an opportunity to learn about the combination.

<<Richard Close, Analyst, Canaccord Genuity>>

Okay. One of the questions we get and someone entered this into the system here this morning is that Teladoc maybe just buying growth out there. Obviously, you’ve had a very robust organic growth outlook, which you sort of just increased a little bit here going forward. But just talk about that, maybe push back a little bit. I don’t know if Mala – okay.

<<Jason Gorevic, Chief Executive Officer>>

I’ll start and, Mala, you can chime in. So we just issued increased guidance for this year by a lot after already raising after the first quarter. We said we’re expecting 30% to 40% growth next year off of a much higher base. We talked about the increased volume we’re seeing and the sustained nature of that. The pipeline that is up substantially and is two-thirds characterized by multiproduct deals. We also talked about some significant wins in the international markets and the growth – the accelerating growth that InTouch Health is seeing even before the deal closed at the beginning of July, and we gave an outlook for that for the second half of the year.

So I think the data would say otherwise, that we’re putting up very, very strong growth, continue to do so. Livongo has amazing growth itself. And together, we’ve talked about the fact that we’ll have on a much, much bigger base now, several years of 30% to 40% growth together. So we feel very, very good about the outlook, and that’s before synergies, which we’ve sized at $0.5 billion over the next five years. So again, I think the data would suggest otherwise.

<<Mala Murthy, Chief Financial Officer>>

And to add to what Jason said, if you step back and think about what we said, what seems like eons ago on March 5 on our Investor Day, we really did talk about our medium- to long-term guidance of 20% to 30% revenue growth. The fact that we feel very confident of sustaining our strong gross margins and the 200 to 300 basis points of adjusted EBITDA expansion. Fast forward, COVID happened, life has changed. We talked about how in our recent quarterly earnings call, we are seeing increase in utilization. We are seeing that actually coming through in our results. We talked about the fact that even in the few weeks of stabilization of visit volume in the quarter, it was 40% higher in volumes than in a pre-COVID environment.

All of that should give confidence to the fact that we said we expect 30% to 40% growth next year. And by the way, we came out relatively early with that guidance relative to the – what we normally say about next year. That, combined with the fact that, you know this, Richard, we have consistently met and exceeded the commitments we made, right? If you think about our track record over the last 17, 18, 19 quarters, we have exceeded – met or exceeded every quarter but one. So I believe in action, we show it in our results. And when we have come out with the guidance, it’s sort of underpinning that is our confluence and what we see In the momentum.

<<Richard Close, Analyst, Canaccord Genuity>>

That’s helpful. Thank you. So let’s move on to the synergies, Jason, that you just called out in your response there. Obviously, there’s minimal – or there’s less overlap than I would have thought in terms of the number of clients. You talked about 25%. So I’m curious what that 25% is. Obviously, you have the federal employees plan that both of you guys have. So that’s probably a big one. But I’m curious, is it mainly on employers, this 25%? Or is it on the payer side? Just thoughts in and around that?

<<Jason Gorevic, Chief Executive Officer>>

Yes, it’s mostly on the employer side. And I think the – you can focus on the 25% or the 75%, right? 75% is new opportunity for us for cross-sell, which is really the focus of our revenue synergies, cross-sell opportunities. And we’ve been very good at that. We’ve done very well with prior deals and that multiproduct stat that I just quoted, I think, is evidence of that. We talked on the quarterly call about early successes with InTouch Health and selling that not only domestically, cross-sell, but also through our international channel. That represents a second area of significant revenue synergies because Livongo is really – has been focused in the U.S. And so taking that through our international distribution channels is really exciting for both companies. I’ve been talking to the leader of our international business, and he’s chopping at the bit to get access to that product portfolio.

Then referrals, right, cross-referrals to each other’s programs. We did our recent virtual primary care pilot. 25% of the members in that pilot could have benefited from a Livongo program. I said on the quarterly call that 60% of our visits in the quarter were not infectious diseases, right? There were things like hypertension and lower back pain and anxiety, things that could benefit from Livongo programs. And of course, Livongo can – members can benefit from bringing a physician to bear for them, right, where it can go the last mile to titrate their medication, to alter their prescription to make sure that they’re getting the care that they need and get their numbers back on track to continue to provide improved clinical outcomes even above the tremendous impact that Livongo has today.

So I think you can see the opportunity for synergies there in terms of revenue, but also in terms of the impact we make on someone’s health and the overall cost in the system, which translates to real value for our clients that we can monetize.

<<Richard Close, Analyst, Canaccord Genuity>>

So I’m curious if you think that the low-hanging fruit here with respect to the synergies is more Livongo off-shooting their members into a virtual visit like you just mentioned? Or is it more on the Teladoc side? Or is it pretty balanced?

<<Jason Gorevic, Chief Executive Officer>>

Well, we like both.

<<Mala Murthy, Chief Financial Officer>>

It’s pretty balanced.

<<Jason Gorevic, Chief Executive Officer>>

I think the – look, the early revenue opportunity is going to be number one, cross-selling; and number two, referring people, the 10 million people who come to us for visits into Livongo chronic care programs, right? That’s like – that’s low-hanging fruit in terms of revenue. But as I mentioned, if we notice through a consumer checking their sugars regularly and noticing that their numbers are getting out of whack in spite of the digital interventions that are coming through the Livongo platform, the ability to bring a physician to bear really impacts that consumer’s life, right, and really impacts the cost of care and can prevent a hospitalization, an ER visit or worse. And so the impact that we can have on the other side is really tremendous.

And I didn’t even mention the behavioral health complementarity, right? Zane is thinking, I’ve been waiting to say that. The Livongo digital assets in behavioral health, combined with our network of therapists and psychiatrists is really the full credit answer for mental health care. And of course, in many cases, when you’re diagnosed with a chronic condition, that comes with challenges, anxiety, depression that can get in the way of getting the care that you really need. So again, I think the combination of these portfolios is almost limitless in terms of the impact that it can have.

Zane, you want to add to that?

<<Zane Burke, Chief Executive Officer, Livongo Health>>

Well, Jason is definitely on point this morning. So he’s got the pieces down. I think from my perspective, there’s the enrollment piece is one that I think is – the only other thing that I’d add to where Jason was, which is when our members interact in the Teladoc system, the ability to enroll and for – to immediately enroll and do some things like that, for us to immediately refer our members into Teladoc visits from that perspective, and that’s happening more and more as people call us and say, hey, can you help me with my sinus infection and those types of elements.

So there’s some pretty simple things that, frankly, are – while they’re simple, they’re going to be really hard for somebody else to replicate because creating a better health care experience and really a great experience is really hard. And people have been trying to do it for a long time through patient engagement and all sorts of other terminology and it’s never been successful. And I can assure you that when you interact in a Teladoc world, it is a great experience. When you’re interacting in the Livongo experience, it’s great. Our Net Promoter Scores are off the charts. The ability to bring a full cycle to that is really powerful and will drive the business in ways beyond what we thought about from a synergy perspective.

So that’s the piece I get super jazzed about really creating. I talk often about meeting our members in their life flow. And part of what we’re trying to do is reduce the number of interactions on the carrier side of the ledger. But that’s a fact of life. Our members are going to interact with the carrier system. They need that interaction. Making it better and making it less scary, making it more efficient and on the consumers’ terms, it’s just – it’s one more step in that journey. And again, it’s one of the reasons why this just made so much sense for us, particularly at scale. So when you think about Livongo’s scale, and Teladoc scale, in particular, which is just – is massive, that’s really where we can make the biggest difference on the consumer side as well. And so I think that’s one of those kind of underappreciated, but really, really important elements.

<<Richard Close, Analyst, Canaccord Genuity>>

Well, great. Unfortunately, we’re out of time. 25 minutes goes by very quickly. So Jason and Mala, thank you very much. Zane, thank you for joining us. Congratulations. And look forward to hearing more about the opportunity going forward.

<<Mala Murthy, Chief Financial Officer>>

Thank you, Richard.

<<Jason Gorevic, Chief Executive Officer>>

Thanks, Richard.

<<Richard Close, Analyst, Canaccord Genuity>>

All right.

<<Zane Burke, Chief Executive Officer, Livongo Health>>

Take care, Richard.

* * *

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health, Inc. (“Teladoc Health”) and Livongo Health, Inc. (“Livongo”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc Health’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc Health’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc Health and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc Health, Livongo or their respective directors; the effects of disruption to Teladoc Health’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc Health’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc Health’s or Livongo’s stock prices; transaction costs; Teladoc Health’s ability to achieve the benefits from the proposed transaction; Teladoc Health’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc Health or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc Health’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc Health’s business model; changes in market conditions and receptivity to Teladoc Health’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc Health (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc Health’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc Health’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc Health nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc Health expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc Health that also constitutes a preliminary proxy statement of each of Teladoc Health and Livongo. After the registration statement is declared effective, each of Teladoc Health and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc Health and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc Health or Livongo may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC HEALTH AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Teladoc Health or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc Health will be available free of charge on Teladoc Health’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc Health or Livongo.

Teladoc Health and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc Health is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “Teladoc Health” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.